Matthew L. Berde	Direct Dial: 214-922-3516	Email: matt.berde@alston.com

April 28, 2016

VIA EDGAR

Ms. Sarah Von Althann Division of Corporation Finance Securities and Exchange Commission 100 F Street Washington, DC 20549

Re:	Moody National REIT II, Inc.—File No. 333-198305

 Dear Ms. Von Althann:

This letter sets forth the response of our client, Moody National REIT II, Inc. (the “Issuer”), to the comment by the staff of the U.S. Securities and Exchange Commission (the “SEC”) issued by telephone on April 27, 2016, pertaining to the Issuer’s Post-Effective Amendment No. 3 to Form S-11, filed with the SEC on April 21, 2016. We have included the SEC’s comment below, followed by the Issuer’s response.

Comment: We note that your board of directors determined an estimated value per share of $25.03. In future filings, please include a description in the prospectus of the valuation method used to estimate the value per share, either by substantive disclosure or incorporation by reference.

Response: The Issuer undertakes to disclose the method by which it has determined an estimated value per share, either by substantive disclosure or incorporation by reference in future filings.

Please contact me if you should need additional information.

Sincerely,

Matthew L. Berde